Exhibit 3.9

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

Plug Power Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1.	The name of the corporation is Plug Power Inc.
2.

That a Third Certificate of Amendment of Amended and Restated Certificate of Incorporation of Plug Power Inc. was filed with the Secretary of State of Delaware on July 25, 2014, and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate is:

The description of preferred stock was intended to include references to two previously designated series of preferred stock rather than referring to all preferred stock as “undesignated.”

4.	Article Third of the Certificate is corrected to read as follows:

“THIRD: That upon the effectiveness of this Third Amendment, the first paragraph of Article IV of the Certificate of Incorporation is hereby deleted and is replaced in its entirety by the following:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Four Hundred and Fifty Five Million (455,000,000) shares, of which (i) Four Hundred and Fifty Million (450,000,000) shares shall be Common Stock, par value $0.01 per share, and (ii) Five Million (5,000,000) shares shall be preferred stock, par value $0.01 per share (consisting of 170,000 shares of previously designated Series A Junior Participating Cumulative Preferred Stock, 10,431 shares of previously designated Series C Redeemable Convertible Preferred Stock, and 4,819,569 shares of undesignated preferred stock).””

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 21st day of December, 2016.

By:	/s/ Gerald L. Conway, Jr.
Name:	Gerard L. Conway, Jr.
Title:	General Counsel and Secretary